UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Martha Stewart Living Omnimedia, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

573083102

(CUSIP Number)

Allison Hoffman

Martha Stewart Living Omnimedia, Inc.

601 West 26th Street

New York, New York 10001

(212) 827-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 573083102	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALEXIS STEWART
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,602 shares of Class A Common Stock (1)
	8	SHARED VOTING POWER 27,770,485 shares of Class A Common Stock (2)
	9	SOLE DISPOSITIVE POWER 3,602 shares of Class A Common Stock (1)
	10	SHARED DISPOSITIVE POWER 27,770,485 shares of Class A Common Stock (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,774,087 shares of Class A Common Stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 3,602 shares of Class A Common Stock directly held by the Reporting Person.
(2)	As of the date hereof, the Reporting Person may be deemed to beneficially own 27,770,485 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership (“MSFLP”) appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. The 27,770,485 shares of Class A Common Stock include the following: (i) 14,748 shares of Class A Common Stock owned by Martha Stewart, (ii) options that are exercisable to purchase 2,050,000 shares of Class A Common Stock held by Martha Stewart, and (iii) 24,984,625 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP. In addition, the Reporting Person may be deemed to beneficially own 721,112 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), for which the Reporting Person is a co-trustee.
(3)	Based upon a total of 31,851,843 shares of Class A Common Stock outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 and assumes (a) the conversion of 24,984,625 shares of Class B Common Stock and (b) the exercise of options to purchase 2,050,000 shares of Class A Common Stock held by Martha Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to Class A Common Stock.

SCHEDULE 13D/A

This Amendment No. 11 (“Amendment No. 11”) amends the Statement on Schedule 13D filed on January 26, 2005, as amended by Amendment No. 1 filed on July 6, 2005, Amendment No. 2 filed on August 2, 2005, Amendment No. 3 filed on September 1, 2005, Amendment No. 4 filed on March 16, 2007, Amendment No. 5 filed on January 7, 2009, Amendment No. 6 filed on April 22, 2009, Amendment No. 7 filed on May 19, 2010, Amendment No. 8 filed on September 17 , 2010, Amendment No. 9 filed on May 17, 2011 and Amendment No. 10 filed on January 12, 2012 (as amended, the “Schedule 13D”), by and on behalf of Alexis Stewart (the “Reporting Person”).

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer.

Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) As of the date hereof, the Reporting Person may be deemed to beneficially own 27,774,087 shares of Class A Common Stock. This number includes (i) 3,602 shares of Class A Common Stock owned by the Reporting Person, (ii) 721,112 shares of Class A Common Stock held by the Foundation for which the Reporting Person and her mother (Martha Stewart) are co-trustees and share voting power and dispositive power, (iii) 14,748 shares of Class A Common Stock owned by Martha Stewart, (iv) options that are exercisable to purchase 2,050,000 shares of Class A Common Stock held by Martha Stewart, and (v) 24,984,625 shares of the Company’s Class B Common Stock, owned directly by MSFLP and indirectly by Martha Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock. The Reporting Person may be deemed to beneficially own the shares referenced in (iii) to (v) above pursuant to (A) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (B) a revocable proxy, dated as of October 6, 2004, whereby MSFLP appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time.

The Reporting Person may be deemed to own an aggregate of 47.2% of the Class A Common Stock, which is calculated based on a total of 31,851,843 shares of Class A Common Stock outstanding as of October 31, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 and assumes (a) the conversion of 24,984,625 shares of Class B Common Stock and (b) the exercise of options to purchase 2,050,000 shares of Class A Common Stock held by Martha Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to Class A Common Stock.

By virtue of the relationships described in Item 4, as amended on August 2, 2005, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional 29,816 shares of Class A Common Stock owned beneficially and directly by the Martha Stewart 1999 Family Trust and 37,270 shares of Class A Common Stock owned beneficially and directly by the Martha Stewart 2000 Family Trust, for a total beneficial ownership of 27,841,173 shares, which represents 47.6% of the shares of Class A Common Stock outstanding. The Reporting Person disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee or trustee, as applicable, of each of the Trusts and Foundation, report separately on Schedule 13G. The 1999 Trust, the 2000 Trust, Lawrence Shire, as co-trustee of the 2000 Trust, and the Foundation report separately on Schedules 13D.

Part (b) of Item 5 of the Schedule 13D remains unchanged.

Part (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

On March 3, 2014, MSFLP converted at no cost on a one-for-one basis 250,000 shares of Class B Common Stock into Class A Common Stock and sold in the open market 83,333 shares at an average price per share of $5.2056 (price does not reflect commissions deducted).1/

On April 1, 2014, MSFLP sold 83,333 shares of Class A Common Stock in the open market at an average price per share of $4.438 (price does not reflect commissions deducted).2/

On May 1, 2014, MSFLP sold 83,333 shares of Class A Common Stock in the open market at an average price per share of $3.9014 (price does not reflect commissions deducted).3/

On June 2, 2014, MSFLP converted at no cost on a one-for-one basis 250,000 shares of Class B Common Stock into Class A Common Stock and sold in the open market 83,333 shares at an average price per share of $4.4862 (price does not reflect commissions deducted).4/

On July 1, 2014, MSFLP sold 83,333 shares of Class A Common Stock in the open market at an average price per share of $4.6886 (price does not reflect commissions deducted).5/

On August 4, 2014, MSFLP sold 83,333 shares of Class A Common Stock in the open market at an average price per share of $4.4146 (price does not reflect commissions deducted).6/

On September 2, 2014, MSFLP converted at no cost on a one-for-one basis 250,000 shares of Class B Common Stock into Class A Common Stock and sold in the open market 83,333 shares at an average price per share of $4.2603 (price does not reflect commissions deducted).7/

1/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.16 to $5.33 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
2/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.32 to $4.63 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
3/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.86 to $3.9708 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
4/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.41 to $4.72 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
5/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.61 to $4.77 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
6/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.34 to $4.54 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
7/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.15 to $4.35 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

On October 1, 2014, MSFLP sold 83,333 shares of Class A Common Stock in the open market at an average price per share of $3.4723 (price does not reflect commissions deducted).8/

On November 3, 2014, MSFLP sold 83,333 shares of Class A Common Stock in the open market at an average price per share of $4.1197 (price does not reflect commissions deducted).9/

On December 1, 2014, MSFLP converted at no cost on a one-for-one basis 250,000 shares of Class B Common Stock into Class A Common Stock and sold in the open market 83,333 shares at an average price per share of $4.1154 (price does not reflect commissions deducted).10/

On January 2, 2015, MSFLP sold 83,333 shares of Class A Common Stock in the open market at an average price per share of $4.2271 (price does not reflect commissions deducted).11/

On February 2, 2015, MSFLP sold 83,333 shares of Class A Common Stock in the open market at an average price per share of $4.4895 (price does not reflect commissions deducted).12/

Part (d) of Item 5 of the Schedule 13D remains unchanged except that Part (d)(i) is amended and restated in its entirety to read as follows:

(d) (i) Martha Stewart is the beneficial owner of 28,004,238 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.

8/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.40 to $3.60 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
9/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.05 to $4.30 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
10/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.10 to $4.13 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
11/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.19 to $4.29 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.
12/	The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.43 to $4.64 per share. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Alexis Stewart

By:	/s/ Allison Hoffman
Allison Hoffman
Attorney-in-fact for Alexis Stewart